SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34267; File No. 812-15143

Teachers Insurance and Annuity Association of America, et al.

May 10, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended (the "Act").

Applicants: Teachers Insurance and Annuity Association of America ("TIAA") and TIAA Separate Account VA-3 (the "Separate Account," and together with TIAA, the "Applicants").

Summary of Application: The Applicants seek an order pursuant to section 26(c) of the Act, approving the proposed substitution ("Substitution") of Vanguard Institutional Index Fund ("Replacement Fund") for shares of Vanguard 500 Index Fund ("Original Fund") held by the Separate Account to fund certain variable annuity insurance contracts (collectively, the "Contracts").

Filing Dates: The application was filed on July 13, 2020 and amended on November 13, 2020, February 26, 2021, and April 22, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 4, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Aneal Krishnamurthy, aneal.krishnamurthy@tiaa.org.

FOR FURTHER INFORMATION CONTACT: Harry Eisenstein, Senior Special Counsel, at (202) 551-6764 or Kaitlin C. Bottock, Branch Chief at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov.search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1. TIAA is a stock life insurance company organized under the laws of the state of New York. TIAA is the depositor and sponsor of the Separate Account.

2. The Separate Account is registered with the Commission under the Act as a unit investment trust. The Separate Account is divided into subaccounts and each sub account invests in a single underlying mutual fund, such as the Original Fund (all such underlying fund, "investment options").

3. The Original Fund and the Replacement Fund are each registered under the 1940 Act as an open-end, management investment company and its securities are registered under the 1933 Act. The Original Fund and the Replacement Fund are each advised by The Vanguard Group, Inc., which is not an affiliate of the Applicants.

4.	The Contracts are registered under the Securities Act of 1933, as amended (the "1933 Act"). The Contracts allow Contract owners to allocate Contract value to one or more of the investment options available in the Separate Account.

5.	As set forth under each Contract, as well as in the prospectus for each Contract, the Companies reserve the right to substitute shares of the underlying fund for shares of another underlying fund.

6.	The Applicants propose to replace shares of the Admiral share class of the Original Fund in the Separate Account with shares of the Institutional Plus share class of the Replacement Fund.

7.	The Applicants state they are seeking the Substitution because the Original Fund, thought it provides a relatively low "Admiral" share class, does not have an institutional share class which TIAA's clients are demanding. Additional information for the Existing Fund and the Replacement Fund, including investment objectives, principal investment strategies, principal risks, and performance, as well as the fees and expenses of the Existing Fund and the Replacement Fund, can be found in the application.

8.	The Applicants state that the Substitution will be described in a supplement to the prospectuses ("Supplement") for the Contract filed with the Commission and delivered to all affected Contract owners at least 30 days before the Substitution Date. The Supplement will advise Contract owners that, for a period beginning 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund or the Replacement Fund to any other available investment option offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

9.   The Applicants will send the Supplements to all affected Contract owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplement, as well as the prospectus and any supplements for the Replacement Fund.

10.   In addition to the Supplement distributed to Contract owners, within five business days after the Substitution Date, affected Contract owners will be sent a written confirmation of the completed Substitution. The confirmation statement will include a statement that reiterates the free transfer rights disclosed in the Supplement.

11.   The Substitution will be effected at the relative net asset value in conformity with section 22(c) of the Act and rule 22c-1 thereunder. The Substitution will be effected by TIAA, on behalf of the Separate Account, by redeeming its Original Fund shares in cash on the Substitution Date and simultaneously purchasing shares of the Replacement Fund for the exact amount of the redemption proceeds.

12.   TIAA or an affiliate will pay all expenses incurred in connection with the Substitution. No costs of the Substitution will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under the Contracts be altered in any way. The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution. In addition, the Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.

13.   The Applicants state that the Contract value for each Contract owner impacted by the Substitution will not change as a result of the Substitution.   In addition, the Applicants also state that the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitution.   The Applicants further state that the effect Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Fund and the Replacement Fund, which the Applicants cannot predict.   The Applicants further note that, at the time of the Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

14.   The Applicants state that TIAA will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Fund, advisors, their underwriters or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Original Fund, advisors , underwriters or their respective affiliates, including, without limitation, 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements.   In addition, the Applicants state that the Substitution is not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Fund, its investment advisor or underwriter, or their affiliates.

Legal Analysis:

1.   The Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the Substitution.   Section 26(c) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.   Section 26(c) provides

that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.   The Applicants submit that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In particular, the Applicants point to the following: (a) the Contracts permit the Substitution, as permitted by applicable law and the New York Insurance Department; (b) the prospectus for the Contracts contain appropriate disclosure of these rights; (c) the Substitution will be described in the Supplements delivered to all affected Contract owners at least 30 days before the Substitution Date; (d) the Supplements also will advise Contract owners that, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund to any other available subaccounts offered under their Contract without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; (e) the Replacement Fund and the Existing Fund have substantially similar investment objectives, principal investment strategies, and principal risks; and (f) the net operating expenses of the Replacement Fund are lower than those of the Existing Fund. The Applicants assert that, based on the terms noted above, and subject to the conditions set forth below, the Substitution does not raise the concerns underlying section 26(c).

Applicants' Conditions:

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitution will not be effected unless TIAA determines that: (a) the

Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2. TIAA or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitution. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

3. The Substitution will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners

4. The Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitution.

5. Affected Contract owners will be permitted to make at least one transfer of Contract value from the sub-account investing in the Original Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described

in any market timing/short-term trading provisions of the relevant prospectus, the Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the sub-accounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

6.   All affected Contract owners will be notified via the Supplement at least 30 days before the Substitution Date about: (i) the intended Substitution of the Existing Fund with the Replacement Fund; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 5 above. In addition, the Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Fund.

7.   The Companies will deliver to each affected Contract owner within five business days of the Substitution Date, a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplement; and (c) the values of the Contract owners' positions in the Original Fund before the Substitution and the Replacement Fund after the Substitution.

8.   Applicants and their affiliates will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, their investment advisors or underwriters (or their affiliates) in connection with assets attributable to Contracts affected by the Substitution at a higher rate than they had received from the Original Fund, its investment advisors or underwriters (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service

fees, revenue sharing, or other arrangements.

9.   The obligations of the TIAA and the rights of affected Contract owners under the Contracts will not be altered in any way.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary